Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - expressed in Canadian Dollars)

	Note	September 30, 2022	December 31, 2021
		$	$
Assets

Current
Cash and cash equivalents	5	12,160,047	18,851,244
Accounts receivable		86,546	51,539
Prepaid expenses	6	89,306	1,270,556
Deferred share issuance costs	19	614,795	-

		12,950,694	20,173,339
Non-current
Contract payments	7	1,606,320	1,606,320
Intangible assets	8	260,372	256,243
Right-of-use asset	9	125,643	-
Equipment	10	17,747	-

Total Assets		14,960,776	22,035,902

Liabilities

Current
Accounts payable and accrued liabilities	11,14	1,855,792	700,999
Lease obligation – short-term	12	87,817	-

		1,943,609	700,999
Non-current
Derivative warrant liability	13(f)	2,271,778	4,597,332
Lease obligation – long-term	12	38,617	-

Total Liabilities		4,254,004	5,298,331

Shareholders’ Equity

Share capital	13	20,009,154	20,009,154
Share-based payments, warrant reserve and other	13	6,922,760	6,386,459
Obligation to issue shares	8(c)	32,238	32,238
Deficit		(16,257,380)	(9,690,280)

Total Shareholders’ Equity		10,706,772	16,737,571

Total Liabilities and Shareholders’ Equity		14,960,776	22,035,902

Nature of Operations (Note 1)

Commitments (Note 17)

Subsequent Events (Note 19)

/s/ “Allen Davidoff”	/s/ “Paul Van Damme”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Comprehensive Loss

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

		Three months ended September 30		Nine months ended September 30
	Note	2022	2021	2022	2021
		$	$	$	$
Expenses

Amortization	8,9,10	28,788	4,526	46,023	13,143
Consulting	14	145,606	109,269	284,322	355,610
Directors’ fees	14	59,377	39,500	103,931	39,500
General and administrative		153,010	6,263	462,418	30,087
Investor relations		131,436	118,947	952,976	384,072
Listing fees		32,766	36,858	114,734	88,314
Professional fees	14	73,407	(402,676)	462,364	201,697
Research and development	14	1,922,287	381,967	6,224,223	422,176
Share-based payments	13(e),14	25,147	62,221	536,301	355,662
Travel		110	-	14,679	2,100
Wages and benefits	14	173,008	48,000	569,078	148,412

Loss before other items		(2,744,942)	(404,875)	(9,771,049)	(2,040,773)

Fair value adjustment on derivative warrant liability	13(f)	473,360	(7,936,114)	2,325,554	(8,596,114)
Foreign exchange gain (loss)		662,828	(12,242)	813,744	(19,965)
Interest income (expense)		46,280	(1,382)	64,651	(3,929)
Transaction costs on derivative warrant liability	13(b)	-	-	-	(85,732)

Net loss and comprehensive loss for the period		(1,562,474)	(8,354,613)	(6,567,100)	(10,746,513)

Basic and diluted loss per common share		(0.12)	(0.89)	(0.51)	(1.19)

Weighted average number of common shares outstanding
Basic and diluted		12,989,687	9,401,120	12,989,687	9,007,955

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited - expressed in Canadian Dollars)

	Note	Number of common shares	Share capital	Reserves	Obligation to issue shares	Deficit	Total
			$	$	$	$	$

Balance, December 31, 2020		6,914,758	8,258,395	1,003,609	32,238	(8,037,998)	1,256,244

Shares issued pursuant to private placement	13(b)	2,085,687	6,121,572	-	-	-	6,121,572
Warrants issued	13(b)	-	(2,932,000)	-	-	-	(2,932,000)
Share issuance costs	13(b)	-	(311,216)	195,000	-	-	(116,216)
Options exercised	13(b)	51,106	149,172	(65,172)	-	-	84,000
Warrants exercised	13(b)	451,583	1,695,584	(32,387)	-	-	1,663,197
Shares issued for services	13(b)	25,553	75,000	-	-	-	75,000
Share-based payments	13(e)	-	-	355,662	-	-	355,662
Net loss for the period		-	-	-	-	(10,746,513)	(10,746,513)

Balance, September 30, 2021		9,528,687	13,056,507	1,456,712	32,238	(18,784,511)	(4,239,054)

Shares issued pursuant to private placements	13(b)	-	(2,426,000)	-	-	-	(2,426,000)
Shares issued pursuant to IPO	13(b)	3,261,000	9,252,009	-	-	-	9,252,009
Share issuance costs	13(b)	-	(1,066,148)	326,251	-	-	(739,897)
Reclassification of derivative warrant liability	13	-	-	4,460,000	-	-	4,460,000
Warrants exercised	13(b)	200,000	1,192,786	-	-	-	1,192,786
Share-based payments	13(e)	-	-	143,496	-	-	143,496
Net income for the period		-	-	-	-	9,094,231	9,094,231

Balance, December 31, 2021		12,989,687	20,009,154	6,386,459	32,238	(9,690,280)	16,737,571

Share-based payments	13(e)	-	-	536,301	-	-	536,301
Net loss for the period		-	-	-	-	(6,567,100)	(6,567,100)

Balance, September 30, 2022		12,989,687	20,009,154	6,922,760	32,238	(16,257,380)	10,706,772

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Cash Flows

For the nine months ended September 30, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

	Nine months ended September 30
	2022	2021
	$	$
Cash provided by (used in):

Operating activities
Net loss for the period	(6,567,100)	(10,746,513)

Items not affecting cash:
Amortization	46,023	13,143
Fair value adjustment on derivative warrant liability	(2,325,554)	8,596,114
Share-based payments	536,301	355,662
Shares issued for services	-	75,000
Unrealized foreign exchange (gain)	(790,211)	(2,156)
Changes in non-cash operating assets and liabilities:
Accounts receivable	(35,007)	-
Prepaid expenses	1,178,684	(83,783)
Accounts payable and accrued liabilities	1,145,354	(316,379)
	(6,811,510)	(2,108,912)

Investing activities
Acquisition of intangible assets	(18,774)	(22,783)
Acquisition of equipment	(19,562)	-
	(38,336)	(22,783)

Financing activities
Proceeds from issuance of shares	-	6,121,572
Cash share issuance costs	-	(116,216)
Options exercised	-	84,000
Warrants exercised	-	1,490,083
Deferred share issuance costs	(614,795)	(621,408)
Payment of lease obligation	(28,772)	-
	(643,567)	6,958,031

Effect of foreign exchange (gain) on cash and cash equivalents	802,216	-

(Decrease) increase in cash and cash equivalents	(6,691,197)	4,826,336

Cash and cash equivalents, beginning of period	18,851,244	171,271

Cash and cash equivalents, end of period	12,160,047	4,997,607

Supplemental Cash Flow and Non-Cash Investing and Financing Activities Disclosure
Recognition of derivative warrant liabilities	-	2,932,000
Recognition of right-of-use asset	155,206	-

5

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

1.	Nature of operations

XORTX Therapeutics Inc. (the “Company” or “XORTX”) was incorporated under the laws of Alberta, Canada on August 24, 2012.

XORTX is a public company listed on the TSX Venture Exchange (the “TSXV”) and on the Nasdaq Stock Market (“Nasdaq”) under the symbol “XRTX”. The Company’s operations and mailing address is 3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1 and its registered address is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3.

XORTX is a late stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease modulated by aberrant purine and uric acid metabolism in orphan disease indications such as autosomal dominant polycystic kidney disease, as well as more prevalent type 2 diabetic nephropathy, and fatty liver disease. The Company’s current focus is on developing products to slow and/or reverse the progression of kidney disease in patients at risk of end stage kidney failure.

The Company is subject to a number of risks associated with the successful development of new products and their marketing and the conduct of its clinical studies and their results. The Company will have to finance its research and development activities and its clinical studies. To achieve the objectives in its business plan, the Company plans to raise the necessary capital and to generate revenues. Although there is no certainty, management is of the opinion that additional funding for future projects and operations can be raised as needed. The products developed by the Company will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. If the Company is unsuccessful in obtaining adequate financing in the future, research activities will be postponed until market conditions improve.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, have adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time. To date, COVID-19 has had little impact on the Company’s operations but may impact the Company’s ability to obtain additional financing to support future research projects.

2.	Basis of preparation

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021.

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

2.	Basis of preparation (continued)

Basis of Measurement and Presentation

These condensed interim consolidated financial statements have been prepared using the historical cost convention except for financial instruments which have been measured at fair value as explained in the notes to these condensed interim consolidated financial statements. These condensed interim consolidated financial statements were prepared on an accrual basis except for cash flow information.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. The accounting policies have been applied consistently to all periods presented in these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its 100% owned subsidiary. The accounts of the Company’s subsidiary are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated.

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on November 9, 2022.

3.	Accounting policies

These condensed interim consolidated financial statements have been prepared on a basis consistent with the significant accounting policies disclosed in the annual financial statements for the year ended December 31, 2021. Accordingly, they should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2021, other than as noted below:

Equipment

Equipment is recorded at cost less accumulated amortization. The cost of an item of equipment includes expenditures that are directly attributable to the acquisition thereof. Amortization is calculated on bases and rates designed to amortize the cost of the assets over their estimated useful lives. Amortization is recorded using the straight-line method with an expectation of the following useful life estimates:

Computer equipment                                  3 years

Leases

At inception of a contract, the Company assesses whether a contract is, or contains a lease determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

•	the contract involves the use of an identified asset;
•	the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and
•	the Company has the right to direct the use of the identified asset.

The right-of-use asset and corresponding lease obligation is recognized at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. The lease term includes periods covered by an option to extend if the Company is reasonably

7

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

3.	Accounting policies (continued)

Leases (continued)

certain to exercise that option. In addition, the right-of-use asset is reduced by impairment losses and adjusted for certain remeasurements of the lease obligation, if any.

The lease obligation is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. If the rate cannot be readily determined, the Company’s incremental rate of borrowing is used. The lease obligation is subsequently measured at amortized cost using the effective interest method. The lease obligation is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, if we change our assessment of whether we will exercise a purchase, extension or termination option, or if the underlying lease contract is amended.

The Company has elected not to separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component.

The Company has elected not to recognize right-of-use assets and lease obligations for short-term leases that have a lease term of 12 months or less and for leases of low value assets. The lease payments associated with those leases are recognized as an expense on a straight-line basis over the lease term.

4.	Critical accounting judgments and estimates

The preparation of condensed interim consolidated financial statements requires management to make judgments and estimates that affect the amounts reported in the condensed interim consolidated financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the condensed interim consolidated financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates.

Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods. Information about critical accounting judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the condensed interim consolidated financial statements within the next financial year are discussed below:

Share-based payment transactions and warrant liabilities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

Warrant liabilities are accounted for as derivative liabilities as exercise price is not fixed or the proceeds from exercise is not known. The assumptions and models used for estimating fair value for share-based payment transactions and warrant liabilities are disclosed in Note 13.

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

4.	Critical accounting judgments and estimates (continued)

Classification of contract payments

In concluding that contract payments are a non-current asset, management considered when future regulatory and clinical trial programs are anticipated to be completed. Management assessed that the future regulatory and clinical trial programs would not be completed within 12 months from period end and therefore reclassified contract payments as a non-current asset.

Impairment of intangible assets

Patents (obtained and pending) and licenses are reviewed for impairment at each financial reporting date. If, in the judgment of management, future economic benefits will not flow to the Company, then the Company will assess the recoverable value of the asset. If the carrying value is greater than the recoverable value, the asset will be impaired to the recoverable value.

Determination of functional currency

In concluding that the Canadian dollar is the functional currency of the Company and its subsidiary, management considered the currency that mainly influences the cost of providing goods and services in the primary economic environment in which each entity operates, or if there has been a change in events or conditions that determined the primary economic environment.

Treatment of research and development costs

Costs to develop products are capitalized to the extent that the criteria for recognition as intangible assets in IAS 38 Intangible Assets are met. Those criteria require that the product is technically and economically feasible, the Company has the intention and ability to use the asset, and how the asset will generate future benefits. Management assessed the capitalization of development costs based on the attributes of the development project, perceived user needs, industry trends and expected future economic conditions. Management considers these factors in aggregate and applies significant judgment to determine whether the product is feasible. The Company has not capitalized any development costs as at September 30, 2022.

Leases

Value of right-of-use assets and lease obligations require judgement in determining lease terms such as extension options, determining whether a lease contract contains an identified asset to which the Company has the right to use substantially all of the economic benefits from the use of that asset and the incremental borrowing rate applied. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions and the economic environment in which the lease is denominated. Renewal options are only included if management is reasonably certain that the option will be renewed.

5.	Cash and cash equivalents

The Company’s cash equivalents consist of cash held of $3,106,676 (December 31, 2021 - $18,851,244) and interest-bearing deposits with the Company’s bank totaling $9,053,371 (December 31, 2021 - $0). The current annual interest rate earned on these deposits is 2.40% (December 31, 2021 – 0%).

9

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

6.	Prepaid expenses

The Company’s prepaid expenses relate to the following:

	September 30 2022	December 31 2021
	$	$
Research and development	-	714,716
Insurance	2,200	441,388
Investor relations conferences and services	49,264	60,254
Consulting	25,000	50,000
Administrative services	12,842	4,198
	89,306	1,270,556

7.	Contract payments

During the year ended December 31, 2020, the Company entered into an agreement with Prevail InfoWorks Inc. As part of the agreement, the Company paid $1,606,320 through the issuance of units in the private placement (US$1,200,000 at the exchange rate on the date of the transaction) to be applied to future regulatory and clinical trial programs. The 977,318 units issued were measured by reference to their fair value on the issuance date, which is equal to $1.64 per unit in the concurrent private placement.

8.	Intangible assets

Cost	Total
$
Balance, December 31, 2020	325,182
Additions	39,809
Balance, December 31, 2021	364,991
Additions	18,774
Balance, September 30, 2022	383,765

Accumulated amortization	Total
$
Balance, December 31, 2020	90,866
Amortization	17,882
Balance, December 31, 2021	108,748
Amortization	14,645
Balance, September 30, 2022	123,393

Carrying values	Total
$
At December 31, 2021	256,243
At September 30, 2022	260,372

The Company has licensed intellectual property from various third parties. The intangible assets relate solely to licensed intellectual property and there are no other classes of intangible assets. The intangible assets are as described below:

a)	The Company has licensed from a third party (the “Licensor”), under patent rights purchase agreement dated July 9, 2013 and amended April 15, 2014, certain patents relating to allopurinol for the treatment of hypertension. The Company paid a total of $42,460 (US$40,000) to the Licensor per the terms of the agreement.

10

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

8.	Intangible assets (continued)

The Company will also pay the Licensor royalties on the cumulative net revenues from the sale or sublicense of the product covered under the patent license until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of ten years from the date of the first commercial sales of a product.

b)	Pursuant to a license agreement dated October 9, 2012, as amended on June 23, 2014, between the Company and the University of Florida Research Foundation, Inc. (“UFRF”), the Company acquired the exclusive license to certain intellectual property related to the use of all uric acid lowering agents to treat insulin resistance. The Company has paid or is obligated to pay UFRF the following considerations:

i)	An annual license fee of US$1,000;
ii)	Reimburse UFRF for United States and/or foreign costs associated with the maintenance of the licensed patents;
iii)	The issuance to UFRF of 180,397 shares of common stock of the Company (160,783 have been issued to UFRF as at September 30, 2022 and December 31, 2021. Remaining shares to be issued are included in obligation to issue shares);
iv)	Milestone payments of US$500,000 upon receipt of FDA approval to market licensed product in the United States of America and US$100,000 upon receipt of regulatory approval to market each licensed product in each of other jurisdictions;
v)	Royalty payments of up to 1.5% of net sales of products covered by the license until the later of (i) the expiration of any patent claims; or (ii) 10 years from the date of the first commercial sale of any covered product in each country. Following commencement of commercial sales, the Company will be subject to certain annual minimum royalty payments that will increase annually to a maximum of US$100,000 per year; and
vi)	UFRF is entitled to receive a royalty of 5% of amounts received from any sub-licensee that are not based directly on product sales, excluding payments received for research and development or purchases of the Company’s securities at not less than fair market value.

UFRF may terminate the agreement if the Company fails to meet the above specified milestones.

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

9.	Right-of-use asset

The Company entered into an office lease during the nine months ended September 30, 2022 for which a right-of-use asset was recognized. The carrying value of the right-of-use asset is as follows:

Cost	Total
$
Balance, December 31, 2021 and 2020	-
Additions	155,206
Balance, September 30, 2022	155,206

Accumulated amortization	Total
$
Balance, December 31, 2021 and 2020	-
Amortization	29,563
Balance, September 30, 2022	29,563

Carrying values	Total
$
At December 31, 2021 and 2020	-
At September 30, 2022	125,643

10.	Equipment

Cost	Total
$
Balance, December 31, 2021 and 2020	-
Additions	19,562
Balance, September 30, 2022	19,562

Accumulated amortization	Total
$
Balance, December 31, 2021 and 2020	-
Amortization	1,815
Balance, September 30, 2022	1,815

Carrying values	Total
$
At December 31, 2021 and 2020	-
At September 30, 2022	17,747

11.	Accounts payable and accrued liabilities

	September 30 2022	December 31 2021
	$	$
Trade payables	1,328,908	410,701
Accrued liabilities	526,884	290,298
Total	1,855,792	700,999

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

12.	Lease obligation

The Company entered into an office lease during the nine months ended September 30, 2022. The terms and the outstanding balances as at September 30, 2022 and December 31, 2021 are as follows:

$
Right-of-use asset from office lease repayable in monthly instalments of $7,875 and an end date of February 29, 2024. The right-of-use asset and lease obligation were measured at the present value of the lease payments and discounted using an incremental borrowing rate of 7.71%.

Balance, December 31, 2021 and 2020	-
Additions	155,206
Lease payments	(31,500)
Interest expense	2,728
Balance, September 30, 2022	126,344

Total lease obligations	126,434
Less: current portion	(87,817)
Non-current portion	38,617

The following is a schedule of the Company’s future minimum lease payments related to the office lease obligation:

$
$2022	23,625
2023	94,500
2024	15,750
Total minimum lease payments	133,875
Less: imputed interest	(7,441)
Total present value of minimum lease payments	126,434
Less: Current portion	(87,817)
Non-current portion	38,617

13.	Share capital and reserves

a)	Authorized and issued

Unlimited common shares – 12,989,687 issued at September 30, 2022 (December 31, 2021 - 12,989,687).

b)	Issuances

Nine months ended September 30, 2022:

During the three and nine months ended September 30, 2022, no shares were issued.

13

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

13.	Share capital and reserves (continued)

b)	Issuances (continued)

Year ended December 31, 2021:

On February 9, 2021, the Company closed a private placement with the issuance of 2,085,687 units at a subscription price of $2.935 per unit for gross proceeds of $6,121,572. Each unit comprised one common share and one common share purchase warrant. Each warrant entitles the holder, on exercise, to purchase one additional common share in the capital of the Company, at a price of $4.70 for a period of five years from the issuance of the units, provided, however, that, if, at any time following the expiry of the statutory four month hold period, the closing price of the common shares is greater than $14.09 for 10 or more consecutive trading days, the warrants will be accelerated upon notice and the warrants will expire on the 30th calendar day following the date of such notice. In addition, the Warrants were subject to typical anti-dilution provisions and a ratchet provision that provided for an adjustment in the exercise price should the Company issue or sell common shares or securities convertible into common shares at a price (or conversion price, as applicable) less than the exercise price such that the exercise price would be amended to match such lower price.

The proceeds were allocated $5,358,000 to the derivative warrant liability (Note 13(f)) and the residual $763,572 was allocated to common shares

In connection with the private placement, the Company paid $171,347 in cash commissions, incurred additional issuance costs of $7,897 and issued 58,288 finders’ warrants with a fair value of $150,000 (Note 13(d)). Each finders’ warrant is exercisable into one common share at a price of $4.70 and having the same expiry, acceleration and anti-dilution provisions as the warrants included in the private placement. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $41,068 recorded as a reduction of equity and $287,946 recorded as transaction costs on derivative warrant liability.

On October 15, 2021, the Company listed its common shares on the Nasdaq Stock Market (“Nasdaq”) under the symbol “XRTX” and closed an underwritten public offering of 2,906,000 units (the “US IPO Offering”), with each unit consisting of one common share, no par value, and one warrant to purchase one common share at a public offering price of US$4.13 per Unit, for gross proceeds of $14,851,850 (US$12,001,780). The proceeds were allocated $7,425,000 to the derivative warrant liability (Note 13(f)) and the residual $7,426,850 was allocated to common shares.

The warrants have an initial exercise price of US$4.77 per share and have a term of five years. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 435,900 common shares and/or warrants to purchase up to an additional 435,900 common shares at the US IPO Offering price less the underwriting discounts. On October 15, 2021, the underwriter exercised its option to purchase additional warrants to purchase up to an additional 435,900 common shares.

On November 8, 2021, the underwriter partially exercised its 45-day option for 355,000 common shares at US$4.13 per share, resulting in additional gross proceeds to the Company of $1,825,159 (US$1,466,150) which increased the US IPO Offering to 3,261,000 common shares and 3,341,900 warrants.

In connection with the US IPO Offering, the Company incurred issuance costs of $2,300,549 and issued 145,300 finders’ warrants with a fair value of $371,251. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $1,336,066 recorded as a reduction of equity and $1,335,734 recorded as transaction costs on derivative warrant liability.

14

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

13.	Share capital and reserves (continued)

b)	Issuances (continued)

The Company issued 51,106 common shares for the exercise of options in the amount of $84,000. A value of $65,172 was transferred from reserves to share capital as a result.

The Company issued 651,583 common shares for the exercise of warrants in the amount of $2,430,083. A value of $32,387 was transferred from reserves to share capital and a value of $425,900 was transferred from the derivative warrant liability to share capital as a result.

Pursuant to the terms of a consulting agreement, the Company issued 25,553 common shares with a fair value of $75,000 in exchange for services.

c)	Common Share Purchase Warrants

A summary of the changes in warrants for the nine month period ended September 30, 2022 and the year ended December 31, 2021:

	Number of Warrants	Exercise price

Balance, December 31, 2020	1,555,317	$2.94
Granted – February 9, 2021	2,085,687	$4.70
Granted – October 15, 2021	3,341,900	*US$4.77
Exercised	(640,012)	$3.34
Expired	(1,215,816)	$2.94
Balance, December 31, 2021	5,127,076	$5.58
Balance, September 30, 2022	5,127,076	$5.90

*$6.54 at September 30, 2022 / $6.05 as at December 31, 2021

The weighted average contractual remaining life of the unexercised warrants was 3.81 years (2021 - 4.56 years).

The following table summarizes information on warrants outstanding at September 30, 2022:

Exercise Price	Number Outstanding	Expiry date	Remaining Contractual Life
$4.70	1,785,176	February 9, 2026	3.36 years
US$4.77	3,341,900	October 15, 2026	4.04 years

d)	Finders’ Warrants

A summary of the changes in finders’ warrants for the period ended September 30, 2022 and the year ended December 31, 2021:

15

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

13.	Share capital and reserves (continued)

d)	Finders’ Warrants (continued)

	Number of Warrants	Exercise price

Balance, December 31, 2020	11,896	$1.64
Granted – February 9, 2021 – finders’ warrants	58,288	$4.70
Granted – October 15, 2021 – finders’ warrants	145,300	*US$4.77
Exercised	(11,571)	$1.87
Expired	(1,193)	$1.64

Balance, December 31, 2021	202,720	$5.66
Balance, September 30, 2022	202,720	$6.02

*$6.54 at September 30, 2022 / $6.05 as at December 31, 2021

The weighted average contractual remaining life of the unexercised finders’ warrant was 3.85 years (2021 – 4.60 years).

The following table summarizes information on finders’ warrants outstanding at September 30, 2022:

Exercise Price	Number Outstanding	Expiry date	Remaining Contractual Life
$4.70	57,420	February 9, 2026	3.36 years
US$4.77	145,300	October 15, 2026	4.04 years

The fair value of the finders’ warrants issued on February 9, 2021 was estimated at $150,000 on the date of grant using Black-Scholes. The exercise price of the unit of $4.70; expected life of 5.0 years; expected volatility of 100%; risk free rate of 0.58%; and expected dividend yield of 0%.

The fair value of the finders’ warrants issued on October 15, 2021 was estimated at $371,251 on the date of grant using Black-Scholes. The exercise price of the unit of US$4.77; expected life of 5.0 years; expected volatility of 100%; risk free rate of 1.5%; and expected dividend yield of 0%.

e)	Stock Options

The Company has an incentive Stock Option Plan (the “Plan”) for directors, officers, employees and consultants, under which the Company may issue stock options to purchase common shares of the Company provided that the amount of incentive stock options which may be granted and outstanding under the Plan at any time shall not exceed 10% of the then issued and outstanding common shares of the Company.

The fair value of stock options granted was estimated on the date of grant using the Black-Scholes model with the following data and assumptions:

	2022	2021
Dividend yield	Nil	Nil
Annualized volatility	100%	100%
Risk-free interest rate	1.44%-3.16%	0.36% - 1.19%
Expected life	5 years	5 years

The risk-free interest rate is the yield on zero-coupon Canadian Treasury Bills of a term consistent with the assumed option life. The expected life of the option is the average expected period to exercise.

16

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

13.	Share capital and reserves (continued)

e)	Stock Options (continued)

Volatility is based on available historical volatility of the Company’s share price or historical share price of comparable companies, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the Company’s expected share price volatility. The Company has not declared dividends in the past.

The share-based payment expense recognized was $25,147 and $536,301 during the three and nine months ended September 30, 2022 (2021 - $62,221 and $355,662).

A summary of the changes in stock options for the period ended September 30, 2022 and the year ended December 31, 2021:

	Number of Options	Exercise price
Balance, December 31, 2020	464,207	$3.29
Granted – January 11, 2021	59,624	$3.29
Granted – May 12, 2021	42,588	$1.88
Granted – June 16, 2021	21,294	$1.76
Granted – July 14, 2021	63,882	$2.41
Granted – December 21, 2021	86,495	$2.54
Exercised	(51,106)	$1.64
Expired	(80,917)	$3.40
Balance, December 31, 2021	606,067	$3.10
Granted – January 12, 2022	127,500	$2.54
Granted – June 6, 2022	394,822	$1.60
Expired	(31,294)	$2.09
Balance, September 30, 2022	1,097,095	$2.52
Vested and exercisable, September 30, 2022	849,934	$2.65

The weighted average contractual remaining life of the unexercised options was 3.55 years (2021 - 3.42 years).

The following table summarizes information on stock options outstanding at September 30, 2022:

Exercise Price	Number Outstanding	Number Exercisable	Expiry Date	Remaining Contractual Life
$5.87	12,776	12,776	December 31, 2022	0.25 years
$5.87	114,984	114,984	March 19, 2023	0.47 years
$5.87	21,294	21,294	November 5, 2023	1.10 years
$1.64	170,354	140,542	June 23, 2025	2.73 years
$2.82	12,776	12,776	August 27, 2025	2.91 years
$3.29	59,624	59,624	January 11, 2026	3.28 years
$1.88	21,294	21,294	May 12, 2026	3.62 years
$1.76	21,294	21,294	June 16, 2026	3.71 years
$2.41	63,882	24,843	July 14, 2026	3.79 years
$2.54	86,495	86,495	December 21, 2026	4.23 years
$2.54	117,500	26,111	January 12, 2027	4.29 years
$1.60	394,822	307,901	June 6, 2027	4.68 years
	1,097,095	849,934

17

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

13.	Share capital and reserves (continued)

f)	Derivative warrant liability

Private Placement Warrants

During the year ended December 31, 2021, the Company issued 2,085,687 warrants for the Company’s common shares pursuant to a financing in February 2021 as described above.

The warrants issued as part of the unit contain a ratchet provision that provides for an adjustment in the exercise price if shares or securities convertible to shares are sold at a price lower than the exercise price. Therefore, since the warrants (not including compensation warrants) may be settled other than by the exchange of a fixed amount of cash, they meet the definition of a derivative financial liability.

The fair value of the warrants was estimated at $5,358,000 on the date of grant using the Black-Scholes model with the following assumptions: share price on date of grant of $3.64; exercise price of the warrant of $4.70; expected life of 5.0 years; expected volatility of 100%; risk free rate of 0.58%; and expected dividend yield of 0%.

During the year ended December 31, 2021, 640,012 of these warrants were exercised and a value of $425,900 was transferred from the derivative warrant liability to share capital as a result. On October 15, 2021, the ratchet provision expired when the Company listed its common shares on the Nasdaq. As a result of the expiry, the warrants would now be settled by a fixed amount of cash and were reclassified as an equity instrument. The fair value of the derivative warrant liability as of October 15, 2021 of $4,460,000 was reclassified to reserves.

During the year ended December 31, 2021, the Company issued warrants for the Company’s common shares pursuant to the US IPO Offering discussed above. These warrants were recorded as a derivative financial liability as the exercise price of the units is denominated in a currency other than the functional currency of the Company and therefore may be settled other than by the exchange of a fixed amount of cash. The fair value of the warrants was estimated at $7,425,000 on the date of grant using the Black-Scholes model with the following assumptions: share price on date of grant of US$3.02; exercise price of the warrant of US$4.77; expected life of 5.0 years; expected volatility of 100%; risk free rate of 1.50%; and expected dividend yield of 0%.

The balance of the derivative warrant liabilities (level 3) is as follows:

Balance at December 31, 2020	$-
Warrants issued February 9, 2021	5,358,000
Warrants exercised	(425,900)
Fair value adjustment	(472,100)
Fair value reclassified to reserves	(4,460,000)
Warrants issued October 15, 2021	7,425,000
Fair value adjustment	(2,827,668)
Balance at December 31, 2021	$4,597,332
Fair value adjustment	(2,325,554)
Balance at September 30, 2022	$2,271,778

18

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

13.	Share capital and reserves (continued)

f)	Derivative warrant liability (continued)

Significant assumptions used in determining the fair value of the derivative warrant liabilities at September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022	December 31, 2021
Share price	$1.21	$2.05
Risk-free interest rate	3.44%	1.23%
Dividend yield	0%	0%
Expected volatility	100%	100%
Remaining term (in years)	4.0	4.8

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

14.	Related party transactions

All related party transactions were measured at the amount of consideration established and agreed to by the related parties. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

During the three and nine months ended September 30, 2022 and 2021, the Company incurred the following transactions with related parties:

a)	Wages and benefits were accrued to Allen Davidoff, the Chief Executive Officer (“CEO”), Amar Keshri, the Chief Financial Officer (“CFO”), and David MacDonald, former Chief Technology Officer (“CTO”) of the Company in the amount of $146,952 and $518,788 (2021 - $48,000 and $148,412).

b)	Professional fees were accrued to 1282803 Ontario Inc., a company owned by Jim Fairbairn, a former CFO of the Company in the amount of $nil and $nil (2021 - $nil and $34,500).

c)	Research and development fees were accrued to Haworth Biopharmaceutical, a company owned by Stephen Haworth, the Chief Medical Officer (“CMO”) of the Company in the amount of $74,607 and $217,569 (2021 - $nil and $nil).

d)	Consulting fees were accrued to Bruce Rowlands and Allan Williams, former directors of the Company in the amount of $nil and $nil (2021 - $9,000 and $47,000).

e)	Directors’ fees were accrued to the directors of the Company in the amount of $59,377 and $103,931 (2021 - $39,500 and $39,500). The amount includes salary payment of $43,077 and $49,231 for the three and nine months ended September 30, 2022 (2021 - $nil and $nil) to Anthony Giovinazzo, Chairman of the Company.

19

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

14.	Related party transactions (continued)

f)	As at September 30, 2022, $16,300 (December 31, 2021 - $81,104) was payable to directors of the Company, $nil (December 31, 2021 - $25,000) was accrued to the CEO of the Company, for CEO services, and $49,862 (December 31, 2021 - $47,543) was payable and accrued to the CMO of the Company, for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.

g)	Management compensation transactions for the three and nine months ended September 30, 2022 and 2021 are summarized as follows:

	Short-term employee benefits	Directors’ fees	Share-based payments	Total
	$	$	$	$
Three months ended September 30, 2021
Directors and officers	48,000	39,500	31,027	118,527

Three months ended September 30, 2022
Directors and officers	225,140	59,377	47,418	331,935

	Short-term employee benefits	Directors’ fees	Share-based payments	Total
	$	$	$	$
Nine months ended September 30, 2021
Directors and officers	148,412	39,500	214,621	402,533

Nine months ended September 30, 2022
Directors and officers	741,019	103,931	475,969	1,320,919

15.	Financial instruments and risk management

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, lease obligation and derivative warrant liability. Cash and cash equivalents is classified as a financial asset at FVTPL, accounts payable and accrued liabilities and lease obligation are classified as financial liabilities at amortized cost and warrant liability is classified as a financial liability at FVTPL.

The fair values of these financial instruments, other than derivative warrant liability, approximate their carrying values at September 30, 2022, due to their short-term nature.

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, market risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors

There have been no changes in any risk management policies since December 31, 2021.

20

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

16.	Capital management

The Company defines capital that it manages as shareholders’ equity. The Company manages its capital structure in order to have funds available to support its research and development and sustain the future development of the business. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support its activities.

Since inception, the Company’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection and its overall capital expenditures. There were no changes during the nine months ended September 30, 2022. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

17.	Commitments

The Company has long-term arrangements with commitments that are not recognized as liabilities as at September 30, 2022 and December 31, 2021 are as follows:

a)	Employment Agreements

	September 30 2022	December 31 2021
	$	$
Management services – officers	507,210	476,000

The President, CEO and a director of the Company has a long-term employment agreement with the Company. The agreement has a termination clause whereby he is entitled to the equivalent of 12 times his then current monthly salary which, as of September 30, 2022 and December 31, 2021, equated to an annual salary of US$300,000.

The CFO of the Company has a long-term employment agreement with the Company. The agreement has a termination clause whereby he is entitled to the equivalent of 6 times his then current monthly salary which as of September 30, 2022 and December 31, 2021, equated to an annual salary of $192,000.

b)	Payments

In the normal course of business, the Company has committed to payments totaling $8,680,274 (2021 - $1,613,142) for activities related to its clinical trial, manufacturing, collaboration programs and other regular business activities which are expected to occur over the next two years.

18.	Segmented information

The Company operates in one reportable operating segment, being the development and commercialization of therapies to treat progressive kidney disease. As the operations comprise a single reporting segment, amounts disclosed also represent segment amounts. All long-term assets of the Company are located in Canada.

21

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

19.	Subsequent events

On October 7, 2022, the Company closed an underwritten public offering of: (i) 1,400,000 common share units ("Common Share Units"), with each Common Share Unit consisting of one common share, no par value, and one warrant ("Warrant") to purchase one common share at a public offering price of US$1.00 per Common Share Unit, and (ii) 3,600,000 pre-funded warrant units (“Pre-Funded Units” and together with the Common Share Units, the “Units”), with each Pre-Funded Unit consisting of one pre-funded warrant (“Pre-Funded Warrant”) to purchase one common share and one Warrant to purchase one common share at a public offering price of US$0.9999 per Pre-Funded Unit, for aggregate gross proceeds of US$5 million, prior to deducting underwriting discounts and other offering expenses and excluding any exercise of the underwriters' option to purchase any additional securities as described herein (the “Offering”). The common shares and Warrants contained in the Common Share Units and the Pre-Funded Warrants and Warrants contained in the Pre-Funded Units are immediately separable upon issuance. The Warrants have an initial exercise price of US$1.22 per share, are immediately exercisable, and may be exercised for five years from the date of issuance. The Pre-Funded Warrants have an exercise price of US$0.0001 per share, are immediately exercisable, and will terminate once exercised in full.

Further to an investment made in connection with the Offering, the Company entered into an agreement, approved by the TSXV, to reduce the exercise price of outstanding warrants to purchase up to 910,000 shares of common stock issued in the 2021 public offering (the “Prior Warrants”) and held by investors in this Offering from US$4.77 per share to US$1.17 per share, effective upon the closing of the Offering. All other terms of the Prior Warrants remained the same.

As at September 30, 2022, there were $614,795 in deferred share issuance costs in connection with the Offering.

22